

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated April 25, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on April 25, 2002, entitled "Customer Growth Exceeded 20% for the Year; ARPU Levels Sustained; Improved Data Revenue Growth".

2002/036
25 April 2002

CUSTOMER GROWTH EXCEEDED 20% FOR THE YEAR; ARPU LEVELS SUSTAINED; IMPROVED DATA REVENUE GROWTH

Vodafone Group Plc ("Vodafone") today announces key performance indicators for the quarter and year ended 31 March 2002. The main highlights are:

- Good customer growth of 22% in the year, resulting in over 101.1m proportionate customers with 1.3m net additions in the last quarter
- Stable blended average revenue per user ("ARPU") trends maintained in major European markets in the quarter and during the 12 months ended March 2002 despite two Easter periods in the year
- Data revenue rose to over 13% of service revenues for the Group's controlled operations in March and to over 11% for the year, an increase of over 4% and 3% respectively on a year ago

Sir Christopher Gent, Chief Executive of Vodafone, commented: "This year has seen ARPU stabilise in our major markets, ahead of our previous expectations, even though customer growth has been better than anticipated. The improvement in mix towards higher quality customers and the continued adoption of data services provide a solid base for an expected improvement in ARPU in most of our major European markets in the year ahead."

Customer Growth

Overall, 1.3 million registered proportionate customers were added in the quarter bringing the total net additions for the year to more than 18.1 million.

Net customer growth in the quarter was held back in part by seasonal factors but mainly due to the necessary and expected disconnection in some major European markets of non-revenue earning handsets associated with the upgrading that occurred in the period of very rapid customer growth in the previous financial year. We expect the return of net customer growth in all major European markets in the second quarter of this financial year.

The overall customer mix continues to improve following the revised commercial policies, particularly in Germany and the UK, with contract rising from 40% to 43% of the base and 35% to 38% respectively.

Activity levels for the Group's controlled operations improved from 90% last quarter to 92% this quarter, primarily due to the expected increase in prepaid churn in Germany, the UK now measuring activity on an outgoing and incoming basis and the inclusion of Japan where activity levels are over 99%. In Germany activity improved from 90.6% to 91.2%.

More/...

Registered Blended ARPU

Registered blended ARPU trends were maintained in the Group's major markets in the quarter. On a rolling 12 month basis, allowing for two Easters in one year, ARPU was stable.

Data as a Percentage of Service Revenues

Data as a percentage of service revenues continues to grow on a like-for-like basis exceeding 11% in the year to March and 13% in the month of March for the Group's controlled operations. Improvements in data usage were recorded in all major markets on an annual basis.

In Japan the success of "sha-mail", the photo-messaging service, continues. This is now used by one third of the base and contributes to the highest levels of data adoption in the Group. Furthermore, "movie sha-mail" has registered more than 115,000 customers in the first month following launch.

For further information contact:
Vodafone Group
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

Notes

Monthly and annual ARPU in Japan has been adjusted to take into account a 13% reduction in mobile to mobile interconnect effective for the year ended 31 March 2002.

This release contains forward looking statements including statements regarding our expectations for improvement in ARPU and future customer growth. By their nature, forward looking statements are inherently predictive, speculative and involve risk and uncertainty since they relate to events and depend on circumstances that will occur in the future. Actual results could differ materially from those expressed or implied by these forward looking statements depending on a variety of factors including our ability to develop competitive data content and services which will attract new customers and increase average usage, our ability to offer new services and the delivery and performance of GPRS and 3G handsets, network equipment and other key products from suppliers, and the other factors set forth in our Annual Report on Form 20-F under the headings "Forward-looking Statements" and "Risk Factors".

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VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

QUARTERLY PROPORTIONATE NET CUSTOMER ADDITIONS – 1 JANUARY 2002 TO 31 MARCH 2002

COUNTRY	OPERATOR	PERCENTAGE OWNERSHIP[1] (%)	CUSTOMER BASE				PERCENTAGE PREPAID[4] (%)
			AT START OF PERIOD (thousands)	NET ADDITIONS (thousands)	STAKE CHANGES[2] (thousands)	AT END OF PERIOD (thousands)	
NORTHERN EUROPE							
UK	Vodafone	100.0	13,164	22	-	13,186	62
Ireland	Vodafone	100.0	1,701	3	-	1,704	72
Netherlands	Vodafone	70.0	2,262	27	-	2,289	64
Sweden	Vodafone	71.1	788	*	-	*	*
Others			4,946	*	1	*	*
TOTAL			**22,861**	**144**	**1**	**23,006**	**57**
CENTRAL EUROPE							
Germany	Vodafone	99.7	21,824	(399)	9	21,434	57
Hungary	Vodafone	59.4	283	47	-	330	91
Others			1,519	48	-	1,567	41
TOTAL			**23,626**	**(304)**	**9**	**23,331**	**54**
SOUTHERN EUROPE							
Greece	Vodafone	51.9	1,523	43	(27)	1,539	72
Italy	Omnitel Vodafone	76.6	13,335	219	6	13,560	91
Malta	Vodafone	80.0	115	7	-	122	92
Portugal	Vodafone	50.9	1,418	*	-	*	*
Spain	Vodafone	91.6	6,995	246	-	7,241	55
Albania	Vodafone	76.9	91	39	-	130	99
Others			404	*	-	*	*
TOTAL			**23,881**	**615**	**(21)**	**24,475**	**78**
AMERICAS							
United States	Verizon Wireless[3]	44.2	12,993	88	-	13,081	6
Others			641	48	-	689	81
TOTAL			**13,634**	**136**	**-**	**13,770**	**11**
ASIA PACIFIC							
Japan	J-Phone Vodafone	69.7	8,108	388	-	8,496	4
Australia	Vodafone	95.5	2,026	24	-	2,050	37
New Zealand	Vodafone	100.0	1,044	51	-	1,095	78
Others			1,584	101	-	1,685	54
TOTAL			**12,762**	**564**	**-**	**13,326**	**47**
MIDDLE EAST AND AFRICA							
Egypt	Vodafone	60.0	961	70	-	1,031	87
Others			2,133	105	(41)	2,197	84
TOTAL			**3,094**	**175**	**(41)**	**3,228**	**85**
GROUP TOTAL			**99,858**	**1,330**	**(52)**	**101,136**	**50**

1 All ownership percentages are stated as of 31 March 2002 and exclude options, warrants or other rights or obligations of Vodafone Group Plc to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

2 Represents the acquisition of certain minority interests in Vodafone AG (formerly Mannesmann AG) during the period, the reduction in ownership in Panafon S.A. following its increased participation in Mobitel and the reduction in ownership in Safaricom Ltd following the exercise of an option.

3 The Group's proportionate customer base has been adjusted for Verizon Wireless's proportionate ownership of its customer base across all its network interests of approximately 98.3%. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter dependent on the underlying mix of net additions across each of these networks.

4 Prepaid customer percentages are calculated on a venture basis.

* Listed subsidiary still to report

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 31 MARCH 2002

COUNTRY	OPERATOR	CONTROLLED ACTIVE[1] PREPAID (%)	CONTRACT (%)	TOTAL (%)	CONTROLLED INACTIVE (%)
NORTHERN EUROPE					
UK	Vodafone	84	98	89	11
Ireland	Vodafone	99	98	99	1
Netherlands	Vodafone	88	99	92	8
Sweden	Vodafone†	*	*	*	*
TOTAL		**86**	**97**	**90**	**10**
CENTRAL EUROPE					
Germany	Vodafone	89	94	91	9
Hungary	Vodafone†	91	97	92	8
TOTAL		**89**	**94**	**91**	**9**
SOUTHERN EUROPE					
Greece	Vodafone†	71	90	76	24
Italy	Omnitel Vodafone	94	92	93	7
Malta	Vodafone	92	99	93	7
Portugal	Vodafone	*	*	*	*
Spain	Vodafone	86	94	89	11
Albania	Vodafone[2]	N/A	N/A	N/A	N/A
TOTAL		**89**	**94**	**90**	**10**
ASIA PACIFIC					
Japan	J-Phone Vodafone[2]	N/A	N/A	99	1
Australia	Vodafone	90	95	93	7
New Zealand	Vodafone	95	100	96	4
TOTAL		**93**	**95**	**98**	**2**
MIDDLE EAST AND AFRICA					
Egypt	Vodafone†	96	96	96	4
TOTAL		**96**	**96**	**96**	**4**
CONTROLLED GROUP TOTAL		**89**	**95**	**92**	**8**

1 Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).

2 No customer activity information is presently available in Albania, where network services commenced in August 2001. In Japan, customer activity information is only presently available on a total customer basis.

* Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 31 MARCH 2002

Country		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Germany	EUR	27	24	27	24	25	25	26	26	25	26	24	24	25	23	25
Italy[1]	EUR	28	25	30	28	29	30	31	30	28	29	27	28	29	26	30
Japan[2]	JPY	8,100	8,600	7,200	8,100	7,600	7,700	7,500	8,100	7,800	7,400	7,800	7,600	7,500	7,200	7,600
United Kingdom[1]	GBP	24	23	24	22	24	23	23	24	23	24	23	22	23	22	24

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 MARCH 2002

COUNTRY	OPERATOR	ARPU[3]			
		LOCAL CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
NORTHERN EUROPE					
UK	Vodafone[1]	GBP	118	555	276
Netherlands	Vodafone	EUR	*	*	*
Sweden	Vodafone	SEK	*	*	*
CENTRAL EUROPE					
Germany	Vodafone	EUR	110	559	298
Hungary	Vodafone	HUF	37,895	198,069	53,417
SOUTHERN EUROPE					
Greece	Vodafone	EUR	*	*	*
Italy	Omnitel Vodafone[1]	EUR	297	769	345
Malta	Vodafone	MTL	94	913	170
Portugal	Vodafone	EUR	*	*	*
Spain	Vodafone	EUR	148	639	371
ASIA PACIFIC					
Japan	J-Phone Vodafone	JPY	N/A	N/A	91,903
Australia	Vodafone[1]	AUD	331	877	688
New Zealand	Vodafone	NZD	287	1,812	636
MIDDLE EAST AND AFRICA					
Egypt	Vodafone[1]	EGP	807	3,068	1,079

---

1 Prior to the current quarter, monthly and annual ARPU for the UK, Italy, Australia and Egypt were slightly understated compared to other Group operators due to the exclusion of certain distributor discounts on prepaid top-up cards from prepaid customer revenues. The impact on these operators of the alignment to the Group's methodology of basing prepaid customer revenues on the face value of top-up cards has been to increase the previously disclosed registered total ARPU for the 12 months to 31 December 2001 as set out in the table below. In addition, as a result of the UK and Egypt now analysing incoming calls for activity purposes, incoming interconnect revenue is now able to be more accurately attributed to prepaid and contract revenue, substantially accounting for the revisions to 12 month contract and prepaid ARPU to December 2001detailed below.

COUNTRY	RESTATED ARPU FOR THE 12 MONTH PERIOD TO 31 DECEMBER 2001			
	LOCAL CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
UK	GBP	125	552	278
Italy	EUR	298	763	345
Australia	AUD	342	880	701
Egypt	EGP	939	2,958	1,192

2 J-Phone monthly and annual ARPU have been rephased to reflect the impact of a 13% reduction to mobile-to-mobile inter-operator connection fees, effective March 2002 and applicable in arrears for the period from April 2001 to March 2002. The impact of this rephasing has been to reduce previously disclosed registered ARPU for the 12 months to 31 December 2001 from ¥94,331 to ¥93,550.

3 ARPU is calculated for the 12 month period to 31 March 2002 and excludes handset revenues and connection fees.

* Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONATE BASIS

		12 MONTHS TO 31 MARCH 2002			MARCH 2002 (MONTH ONLY)		
COUNTRY	OPERATOR	MESSAGING DATA	INTERNET DATA	TOTAL DATA	MESSAGING DATA	INTERNET DATA	TOTAL DATA
NORTHERN EUROPE							
UK	Vodafone[1]	10.6%	1.2%	11.8%	12.3%	1.1%	13.4%
Others		6.3%	0.2%	6.5%	7.8%	0.3%	8.1%
TOTAL		**8.8%**	**0.8%**	**9.6%**	**10.4%**	**0.8%**	**11.2%**
CENTRAL EUROPE							
Germany	Vodafone	13.9%	0.5%	14.4%	14.5%	0.7%	15.2%
Others		6.8%	0.4%	7.2%	7.4%	0.5%	7.9%
TOTAL		**13.0%**	**0.5%**	**13.5%**	**13.6%**	**0.7%**	**14.3%**
SOUTHERN EUROPE							
Italy	Omnitel Vodafone[1]	8.5%	0.2%	8.7%	9.5%	0.3%	9.8%
Others		7.6%	0.1%	7.7%	8.0%	0.1%	8.1%
TOTAL		**8.1%**	**0.2%**	**8.3%**	**8.8%**	**0.2%**	**9.0%**
AMERICAS							
United States	Verizon Wireless	0.1%	0.5%	0.6%	0.1%	0.5%	0.6%
Others		-	-	-	-	-	-
TOTAL		**0.1%**	**0.5%**	**0.6%**	**0.1%**	**0.5%**	**0.6%**
ASIA PACIFIC							
Japan	J-Phone Vodafone[2]	5.6%	9.5%	15.1%	6.6%	13.2%	19.8%
Others		6.1%	0.3%	6.4%	7.6%	0.4%	8.0%
TOTAL		**5.7%**	**7.6%**	**13.3%**	**6.8%**	**10.8%**	**17.6%**
MIDDLE EAST AND AFRICA		**3.3%**	**0.1%**	**3.4%**	**3.7%**	**0.1%**	**3.8%**
PROPORTIONATE GROUP TOTAL[3]		**7.0%**	**1.7%**	**8.7%**	**7.9%**	**2.4%**	**10.3%**

STATUTORY BASIS

	MESSAGING DATA	INTERNET DATA	TOTAL DATA	MESSAGING DATA	INTERNET DATA	TOTAL DATA
CONTROLLED GROUP TOTAL[3]	9.5%	1.6%	11.1%	9.8%	3.7%	13.5%

[1] Prior to the current quarter, monthly and annual data percentages for the UK and Italy were slightly overstated compared to other Group operators due to the exclusion of certain distributor discounts on prepaid top-up cards from prepaid customer revenues. The impact on these operators of the alignment to the Group's methodology of basing prepaid customer revenues on the face value of top-up cards has been to reduce the December 2001 reported annual total data percentages for the UK and Italy from 10.1% and 8.2% to 10.1% and 7.9% respectively and the December 2001 monthly total data percentages from 12.9% and 11.1% to 12.7% and 10.7% respectively.

[2] With effect from the quarter ended 31 March 2002, J-Phone has allocated bundled airtime for the year to 31 March 2002 between voice, messaging and internet data revenues on the basis of actual usage, having previously included all such bundled airtime in voice revenues. In addition, J-Phone monthly and annual ARPU have been rephased to reflect the impact of a 13% reduction to mobile-to-mobile inter-operator connection fees, effective March 2002 and applicable in arrears for the period from April 2001 to March 2002. The annual and monthly percentages for December 2001 on this new basis were 13.4% and 16.0% respectively compared to the previously reported 12.3% and 13.8% respectively.

[3] The impact of the changes in (1) and (2) above on the previously reported Group percentages were to increase the proportionate Group total annual and monthly percentages from 7.8% and 9.3% to 8.0% and 9.7% respectively and to increase the statutory controlled Group total annual and monthly percentages from 10.1% and 12.2% to 10.2% and 12.7% respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 25, 2002



By:
Name: Stephen R. Scott
Title: Company Secretary